Fortuna reports consolidated financial results for the second quarter 2016

 (All amounts expressed in US dollars, unless otherwise stated)

Vancouver, August 8, 2016-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported cashflow from operations of $12.7 million, revenue of $44.5 million, and a net loss of $1.4 million in the second quarter of 2016.

Jorge A. Ganoza, President and CEO, commented, “We have had a strong operational and financial quarter with solid performance for the first half of the year.  With San Jose now in commercial operation at 3,000 tpd, and capital requirements at our existing mines reduced significantly, we are poised to capitalize from the recovery in metal prices.”  Mr. Ganoza continued, “The Company is now focused on advancing the recently acquired Lindero Gold Project into construction in 2017 with commercial production expected by the second half of 2018.”

Second quarter consolidated financial highlights:

•

Sales of $44.5 million, compared to $38.9 million in Q2 2015

•

Net loss of $1.4 million, compared to net income of $0.2 million in Q2 2015

•

Cash flow from operations before changes in non-cash working capital of $12.7 million and Adjusted EBITDA of $18.6 million, compared to $6.8 million and $12.4 million, respectively, in Q2 2015

•

Cash position, including short term investments, and working capital as at June 30, 2016 were $90.8 million and $90.2 million, respectively

•

Silver and gold production of 1,553,217 and 9,365 ounces, respectively

•

Cash cost per ounce of payable silver, net of by-product credits was $1.44

•

AISCC* per ounce of payable silver was $9.85

* All-in sustaining cash cost is net of by-product credits for gold, lead and zinc

Second quarter consolidated financial results

	Three months ended June 30,
(Expressed in $ millions)	2016	2015	% Chg
Sales	$44.5	$38.9	14%
Cost of Sales	28.6	28.5	0%
Mine operating earnings	$15.9	$10.4	53%
as a % of Sales	36%	27%	34%
Selling, general and administrative expenses	12.3	5.5	124%
Foreign exchange	(0.1)	-	0%
Operating income	3.6	4.8	-25%
as a % of Sales	8%	12%	-34%
Income before tax	3.2	4.3	-26%
Net (loss) income	(1.4)	0.2	-800%
as a % of Sales	-3%	1%	0%
Operating cash flow before changes in working capital *	$12.7	$6.8	87%

* a non-GAAP financial measure

Net loss amounted to $1.4 million (Q2 2015: $0.2 million income), resulting in a basic loss per share of $0.01 (Q2 2015: $nil).  The loss was driven by a $6.3 million impact of mark-to-market effect on stock based compensation charges related to the performance of our share price.  Compared to Q2 2015 we achieved higher sales of 14% and higher mine operating earnings of 53% while operating income was 25% lower due to the aforementioned charge.

Sales were $44.5 million, 14% above Q2 2015 sales of $38.9 million. Silver ounces sold decreased 7%, gold ounces sold increased 6%, while realized prices on provisional sales for silver increased 3% to $16.81 per ounce and for gold increased 6% to $1,262.72 per ounce.

Segmented Results

	Three months ended June 30
	2016				2015				%
(Expressed in $ millions)	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total	Change
Mine operating earnings	$ -	$ 4.3	$ 11.6	$ 15.9	$ -	$ 1.6	$ 8.8	$ 10.4	53%
as a % of Sales	0%	27%	40%	36%	0%	11%	37%	27%	34%
Other expenses
Selling, general and administrative expenses	10.5	0.6	1.2	12.3	3.5	0.8	1.2	5.5	124%
as a % of Sales	0%	4%	4%	28%	0%	5%	5%	14%	95%
Operating (loss) income	(10.7)	3.6	10.5	3.6	(3.3)	0.7	7.4	4.8	(25%)
as a % of Sales	0%	23%	37%	8%	0%	5%	31%	12%	(34%)
Net (loss) income	$ (10.9)	$ 2.8	$ 6.7	$ (1.4)	$ (3.7)	$ (0.1)	$ 4.0	$ 0.2	(800%)

Operating (loss) income	$ (10.7)	$ 3.6	$ 10.5	$ 3.6	$ (3.3)	$ 0.7	$ 7.4	$ 4.8	(25%)
Add back: Depreciation, depletion, and amortization **	0.1	1.9	5.0	7.0	0.1	2.3	4.0	6.4	9%
Add back: Share-based payments**	8.0	-	-	8.0	1.2	-	-	1.2	567%
Adjusted EBITDA*	$ (2.6)	$ 5.6	$ 15.6	$ 18.6	$ (2.0)	$ 3.0	$ 11.4	$ 12.4	50%

Note: Figures may not add due to rounding

Note: * Adjusted EBITDA is a non-GAAP financial measure

Note:  ** included in cost of sales or selling, general and administrative expenses

Mine operating earnings increased 53% to $15.9 million (Q2 2015: $10.4 million), while the gross margin (mine operating earnings over sales) was 36% (Q2 2015: 27%).  At the San Jose Mine, operating earnings increased 32% to $11.6 million as a result of 20% higher sales and an increase in gross margin of three percentage points to 40%.  Gross margins improved as realized metal prices increased.  At the Caylloma Mine, operating earnings increased 169% to $4.3 million mostly as a result of lower depletion and 20% lower unit costs.

Adjusted EBITDA in Q2 2016 increased 50% over Q2 2015 to $18.6 million, driven by increases at Caylloma and San Jose of 87% to $5.6 million and 37% to $15.6 million, respectively.

Cash flow from operations, before changes in working capital (refer to non-GAAP financial measures) increased 88% to $12.7 million compared to the same period in the prior year (Q2 2015: $6.8 million). This is the result of stronger operating results and lower taxes paid.  In Q2 2016 income taxes paid amounted to $2.7 million (Q2 2015: $4.7 million) which is all current.

Consolidated Operating Results

	QUARTERLY RESULTS
	Three months ended June 30,
	2016			2015
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	318,229	1,234,988	1,553,217	443,553	1,227,756	1,671,309
Gold (oz)	119	9,246	9,365	326	8,706	9,032
Lead (000's lbs)	8,825	-	8,825	4,770	-	4,770
Zinc (000's lbs)	11,202	-	11,202	8,575	-	8,575
Production cash cost (US$/oz Ag)*	(2.89)	2.54	1.44	6.01	3.39	4.08

All-in sustaining cash cost (US$/oz Ag)*	6.39	8.62	9.85	12.99	13.07	14.47

* Net of by-product credits from gold, lead and zinc

	YEAR TO DATE RESULTS
	Six months ended June 30,
	2016			2015
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	655,313	2,515,300	3,170,613	979,512	2,324,966	3,304,478
Gold (oz)	221	18,407	18,629	698	18,073	18,771
Lead (000's lbs)	17,932	-	17,932	9,117	-	9,117
Zinc (000's lbs)	21,591	-	21,591	16,109	-	16,109
Production cash cost (US$/oz Ag)*	(2.49)	2.45	1.44	6.33	3.01	3.99
All-in sustaining cash cost (US$/oz Ag)*	5.73	8.66	9.62	11.89	11.32	13.15

* Net of by-product credits from gold, lead and zinc

The Company produced 1,553,217 ounces of silver and 9,365 ounces of gold plus base metal by-products.  Silver and gold production for the first six months of the year totaled 3.2 million and 18,629 ounces respectively; being 7% and 10% above the Company’s mid-year projection.  Fortuna’s production guidance for 2016 is 7.0 million ounces of silver and 42.8 thousand ounces of gold or 9.6 million Ag Eq* ounces in Q2 2016 (see Fortuna news release dated January 14, 2016).

All-in sustaining cash cost per ounce of payable silver for Q2 2016, net of by-product credits, was $9.85 which is below the same period in the prior year (Q2 2015: $14.47) and below our 2016 guidance.

* Ag Eq calculated using silver to gold ratio of 60:1

San Jose Mine, Mexico

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
San Jose	Three months ended June 30,		Six months ended June 30,
Mine Production	2016	2015	2016	2015
Tonnes milled	185,080	183,001	364,189	361,648
Average tonnes milled per day	2,152	2,080	2,105	2,067

Silver
Grade (g/t)	226	228	233	222
Recovery (%)	92	92	92	90
Production (oz)	1,234,988	1,227,756	2,515,300	2,324,966
Gold
Grade (g/t)	1.70	1.62	1.71	1.73
Recovery (%)	92	91	92	90
Production (oz)	9,246	8,706	18,407	18,073
Unit Costs
Production cash cost (US$/oz Ag)*	2.54	3.39	2.45	3.01
Production cash cost (US$/tonne)	60.47	57.97	59.79	58.87
Unit Net Smelter Return (US$/tonne)	153.11	141.19	149.90	141.89
All-in sustaining cash cost (US$/oz Ag)*	8.62	13.07	8.66	11.32

* Net of by-product credits from gold

Silver and gold production increased 1% and 6% to 1,234,988 and 9,246 ounces, respectively, compared to the same period in the prior year. Throughput increased marginally, and head grades were 1% lower and 4% higher for silver and gold, respectively. Metallurgical recoveries for silver and gold remained stable, as compared with the same period in the prior year.

Cash cost per tonne of processed ore was $60.47, or 4% above the cost in the same period in the prior year, and 5% above the annual guidance of $57.40/t.  All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $8.62 (refer to non-GAAP financial measures), and below the annual guidance of $9.10 as a result of higher silver head grades and lower execution of sustaining capital expenditures.

Caylloma Mine, Peru

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
Caylloma	Three months ended June 30,		Six months ended June 30,
Mine Production	2016	2015	2016	2015
Tonnes milled	129,958	115,973	247,149	230,424
Average tonnes milled per day	1,460	1,303	1,388	1,302

Silver
Grade (g/t)	89	144	96	158
Recovery (%)	86	82	86	84
Production (oz)	318,229	443,553	655,313	979,512
Gold
Grade (g/t)	0.19	0.27	0.19	0.27
Recovery (%)	15	33	15	34
Production (oz)	119	326	221	698
Lead
Grade (%)	3.28	2.01	3.50	1.94
Recovery (%)	94	93	94	93
Production (000's lbs)	8,825	4,770	17,932	9,117
Zinc
Grade (%)	4.41	3.68	4.45	3.49
Recovery (%)	89	91	89	91
Production (000's lbs)	11,202	8,575	21,591	16,109
Unit Costs
Production cash cost (US$/oz Ag)*	(2.89)	6.01	(2.49)	6.33
Production cash cost (US$/tonne)	71.01	88.55	72.33	86.28
Unit Net Smelter Return (US$/tonne)	116.64	125.78	118.12	127.43
All-in sustaining cash cost (US$/oz Ag)*	6.39	12.99	5.73	11.89

* Net of by-product credits from gold, lead and zinc

Silver production was 0.32 million ounces compared with 0.44 million ounces in the same period of the prior year.  Zinc and lead production was 31% and 85%, respectively, above production in the same period of the prior year.

Cash cost per tonne of processed ore at Caylloma was $71.01, a decrease of 20% from the same period in the prior year due to lower mining costs related to the shutdown of narrow veins and lower indirect costs related to headcount.  Caylloma’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $6.39 and below the annual guidance of $12.50 as a result of lower execution of sustaining capital expenditures and lower cash cost per tonne (refer to non-GAAP financial measures).

The financial statements and MD&A are available on SEDAR and have also been posted on the Company’s website at http://www.fortunasilver.com/s/financial_reports.asp.

Conference call to review second quarter financial and operations results

Date:  Tuesday, August 9, 2016

Time: 9:00 a.m. Pacific | 12:00 p.m. Eastern

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.660.6853

Replay number (International): +1.201.612.7415

Replay Passcode: 13642320

Playback of the conference call will be available until August 23, 2016 at 11:59 p.m. Eastern.  Playback of the webcast will be available until November 9, 2016.  In addition, a transcript of the call will be archived in the company’s website:

http://www.fortunasilver.com/s/financial_reports.asp.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious and base metals producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project in Argentina.  The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”,  “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company’s plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA.  These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar.  These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.